EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income before equity in income from joint ventures and other items (1)	$170,017		$177,278		$152,193		$140,881		$127,241
Fixed charges before preferred dividends	98,672		88,996		83,988		77,738		71,980
Distributions from equity investments	540		810		985		1,046		2,848
Capitalized interest	(18,547)		(7,525)		(2,763)		(859)		(498)

Adjusted Earnings	$250,682		$259,559		$234,403		$218,806		$201,571

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$79,915		$81,270		$81,056		$76,656		$71,295
Interest within rental expense (2)	185		174		145		156		154
Interest income	25		27		24		67		33
Capitalized interest	18,547		7,525		2,763		859		498
Preferred dividends	23,806		23,807		23,806		24,508		28,140

Combined Fixed Charges and Preferred Dividends	$122,478		$112,803		$107,794		$102,246		$100,120

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.0	x	2.3	x	2.2	x	2.1	x	2.0	x

(1)
Earnings before equity in income from joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2011 includes $2.5 million in impairment charges for properties held and used and $1.9 million in costs associated with loan refinancing.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).